Stockholder Proxy Voting Results
The annual meeting of stockholders was held on May 24, 2012. The matter considered at the meeting, together with the actual vote tabulations relating to such matter were as follows:

1.	To elect Edward N. McMillan and Jerry V. Swank as Trustees of the Fund, to each hold office for a term of three years and until his successor is duly elected and qualified.

No. of Shares
Edward N. McMillan
Affirmative	28,892,283
Withheld	238,773
TOTAL	29,131,056

No. of Shares
Jerry V. Swank
Affirmative	28,894,417
Withheld	236,639
TOTAL	29,131,056

Ron Trout continues as a Trustee and his term expires on the date of the 2013 annual meeting of stockholders, to serve until his successor is duly elected and qualified.  Brian R. Bruce continues as Trustee and his term expires on the date of the 2014 annual meeting of stockholders, to serve until his successor is duly elected and qualified.

Based upon votes required for approval, this matter passed.